SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                            For the month of November


                           VAN DER MOOLEN HOLDING N.V.
                 (Translation of Registrant's name into English)


                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                   Form 20-F      X      Form 40-F
                             -----------           -----------

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b) under the
                        Securities Exchange Act of 1934.)


                        Yes               No     X
                            -------------   ------------


       (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)


                Schedule of Information Contained in this Report:

   1. The English language press release of Van der Moolen Holding N.V. dated November 6, 2003, announcing the results for the third quarter 2003.

Van der Moolen: Net Income of EUR 5.5 Million in the Third Quarter of 2003

    AMSTERDAM, The Netherlands--(BUSINESS WIRE)--xx--Van der Moolen, specialist, market maker and proprietary trader in the important US and European equity, option and fixed income markets, realized net income from ordinary activities of EUR 5.5 million in the third quarter of 2003, 68% less than in the third quarter of 2002 and 20% less than in the second quarter of 2003.
    Net income per common share from ordinary business activities was EUR 0.13, a 70% decrease compared to the third quarter of 2002 and a 21% decrease compared to the second quarter of 2003.



Key Figures
--------------------------- ------------------------ -----------------
Euros millions        3rd   3rd quarter 2nd quarter        9
                     quarter    2002        2003            months
                      2003
                                                       2003  2002
--------------------------- ------------------------ -----------------
Revenues              43.3   86.0  -50%   47.5   -9%  139.2 250.2 -44%
--------------------------- ------------------------ -----------------
Operating income      12.2   38.5  -68%   14.1  -13%   38.6 105.6 -63%
--------------------------- ------------------------ -----------------
Net income from
 ordinary activities   5.5   17.2  -68%    6.9  -20%   20.3  51.8 -61%
--------------------------- ------------------------ -----------------
Guarantee capital    488.7  580.4  -16%  495.0   -1%  488.7 580.4 -16%
--------------------------- ------------------------ -----------------
Per common share
 data (Euros x 1)
--------------------------- ------------------------ -----------------
Net income from
 ordinary activities  0.13   0.43  -70%   0.16  -21%   0.48  1.29 -63%
--------------------------- ------------------------ -----------------
Cash earnings         0.20   0.54  -63%   0.25  -20%   0.73  1.59 -54%
--------------------------- ------------------------ -----------------

    The NYSE started giving us partial access to two full trading day data last week. We should receive the full three years of trading data by the end of this week. Analyzing three years of trading data is a huge exercise, this in conjunction with our external advisors. We cannot say anything about what has been found so far. But we consider getting access to this data to be substantial progress.

    Results for the third quarter of 2003

    On most of the equity exchanges where we are active, turnover was down in the third quarter compared to the second. This is consistent with the usual seasonality, but lacks the strong recovery in volumes typically seen in September.


                           Equity Turnover
----------------------------------------------------------------------
                                              Q3 2003/Q2 2003
----------------------------------------------------------------------
Deutsche Borse                                                   +0.5%
Euronext                                                         -2.1%
London Stock Exchange                                           +10.7%
New York Stock Exchange                                          -5.8%
SWX Swiss Exchange                                               -4.8%
----------------------------------------------------------------------
local currencies; source: individual exchanges
----------------------------------------------------------------------


    Intraday volatility was very low, explained in part by the fact that inter-professional trading continued to account for a large portion of what activity there was and the order sizes on the NYSE continued to decline. A new development was the increase in demand for our services in smaller capitalization shares.


                    Average Intraday Price Ranges
----------------------------------------------------------------------
                      Q3 2003/Q2 2003                     Q3 2003/Q2
                                                              2003
----------------------------------------------------------------------
AEX Index                 -22.6%     FTSE 100 Index             -25.6%
CAC 40 Index              -22.1%     NYSE Composite Index       -17.5%
DAX Index                 -15.4%     Swiss Market Index         -25.4%
----------------------------------------------------------------------
source: Bloomberg
----------------------------------------------------------------------


    Revenue for the third quarter of 2003 came to EUR 43.3 million, a decrease of 9% over the second quarter. Compared with the third quarter of 2002, revenues were down 50%. In the third quarter of 2003, 82% of total revenues were earned in the United States, compared with 79% in the second quarter of 2003 and 81% in the third quarter of 2002.
    In euro terms, revenues at VDM Specialists fell by 53% year-on-year and 5% compared with the second quarter of 2003; in US dollar terms, these figures were -46% and -6%, respectively. Revenues from US option trading activities amounted to EUR 1.5 million, an improvement compared with the third quarter of 2002 but a 25% decline from the second quarter of 2003. Revenues from European trading of equities, bonds and options were practically unchanged compared with the second quarter of 2003 but were down 53% compared with the same period last year. Unallocated and Holding revenues were down slightly compared to the prior year period but down 56% from the second quarter of 2003, when our currency gains were noticeably higher.
    Transaction costs declined 31% year-on-year but rose 3% from the preceding quarter. Currency effects and a lower level of activity at all our trading units, partly offset by higher NYSE and S.E.C. trading fees account for the decrease compared to the third quarter of last year.
    Operating costs decreased by 36% compared with the third quarter of 2002, as a result of lower bonus accruals, depreciation of the US dollar and the effects of cost containment measures. Compared to the second quarter of 2003, third quarter operating costs fell by 10%, influenced by the effect of cost savings as well as reduced reorganization charges. We took EUR 0.4 million in such charges in the third quarter of 2003 compared with EUR 1.1 million in the second quarter.
    Third quarter 2003 operating income before amortization of intangible fixed assets (EBITA) was EUR 13.7 million, a 66% decrease from the same period last year and a 12% decrease compared to the second quarter of the current year.
    Our operating margin (EBITA divided by total revenues) amounted to 32% in the third quarter of 2003, compared with 47% the year before and 33% in the preceding quarter. In both cases, the decrease resulted from revenues declining more rapidly than we were able to reduce costs.
    Amortization of intangible fixed assets was unchanged from the second quarter of 2003 at EUR 1.5 million.
    The effective tax rate on income from ordinary activities, after deduction of minority interests, was 20%, which compares with 35% in the third quarter of 2002 and 22% in the second quarter of 2003. The lower tax rate is largely explained by the fact that tax benefits resulting from our concern financing company and goodwill amortization in the US are relatively stable, while our pre-tax earnings have declined.
    In the third quarter of 2003 we acquired an additional 14.543% interest in Cohen, Duffy, McGowan at net asset value.
    Minority interests declined by 69% year-on-year, primarily due to the lower level of income at VDM Specialists. The slight rise in this item compared with the second quarter of 2003 was due to a small improvement of net income at of VDM Specialists.
    Net income from ordinary activities, after minority interests, was EUR 5.5 million, down 68% compared with the third quarter of 2002 and down 20% compared with the second quarter of this year. Net income was reduced by EUR 0.6 million as a result of losses at our U.S. option trading activities, which made net losses of EUR 0.8 million in the second quarter of 2003 and EUR 2.3 million in the third quarter last year.
    Net income per common share from ordinary activities, calculated using the average number of common shares outstanding during the quarter, and less dividends on preferred financing shares, was EUR 0.13, compared with EUR 0.43 (-70%) in the third quarter of 2002 and EUR 0.16 (-21%) in the second quarter of 2003.
    Cash earnings per common share in the third quarter of 2003 were EUR 0.20, a 63% decrease year-on-year and a 20% decrease compared with the preceding quarter.

    Cashflow and investment

    Cashflow from operating activities was EUR 10.5 million in the first nine months of 2003, primarily as a result of a change in working capital and net income. Cashflows from investing activities were a positive EUR 2.0 million, primarily as a result of the sale of our interest in Tullett Plc. Negative cashflows of EUR 24.5 million from financing activities were primarily due to the payment of our common share dividend in April and share repurchases, which were partly compensated by short term loans taken up. In the first nine months of 2003 total cashflow amounted to a negative EUR 12 million. Including the effect of currency exchange differences cash, net of amounts advanced by clearing organizations, decreased with EUR 49.1 million compared to December 31, 2002.

    Balance Sheet and liquidity

    Our balance sheet total declined by EUR 9.0 million to EUR 1,485.7 million from December 31, 2002 to September 30, 2003. Our balance sheet total had increased significantly at the half year stage, due largely to increases in inventory and positions in the process of clearing, but the slow market conditions of the third quarter as well as the effect of a declining dollar relative to the euro, brought the total back in line with levels at the beginning of the year.
    Our liquidity position on September 30, 2003 was EUR 286.5 million, down EUR 47.5 million compared with December 31, 2002. Given restrictions following VDM Specialists' net liquid asset requirement and other regulatory and collateral restrictions EUR 27 million of this cash is freely available for the Group.
    Shareholders' Equity on September 30, 2003 was EUR 259.9 million, compared with EUR 312.2 million on December 31, 2002. The depreciation of the US dollar with respect to the euro had a negative effect on Shareholders' Equity, as did the cash dividend payment in April 2003, and EUR 7.4 million in share repurchases in the first nine months. This was partially compensated by positive net income in the first nine months. The most recent share repurchase was October 13, 2003: a total of 882,000 shares have been repurchased to that date, for an aggregate consideration of EUR 8.1 million.

    US GAAP accounts

    Earnings calculated according to US GAAP in the third quarter of 2003 amounted to EUR 1.9 million, an 85% decline from the third quarter of 2002 and a 63% decrease relative to the second quarter of the current year.
    There is a difference between Dutch and US accounting treatment for our currency options. Contrary to Dutch practice, FAS 133 requires our currency options to be carried at fair value. Those fair value adjustments after taxes amounted to a loss of EUR 0.7 million in the third quarter of 2003 and positively influenced the second quarter 2003 US GAAP earnings by EUR 1.1 million.
    For further information please contact Investor Relations/Corporate Communications, telephone: +31 (0)20 535 6789

    For more information about Van der Moolen, please visit www.vandermoolen.com.

    N.B.:
    At 16:00 CET today, Van der Moolen will host a conference call for analysts. This will be webcast over www.vandermoolen.com. For more information, please contact Taylor Rafferty, Kate Spiro, telephone: +1
(212) 889 4350.


                      Van der Moolen Holding N.V.
                        Consolidated Profit and
                             Loss Account
                        (Dutch GAAP, Unaudited)

-------------------------- -------------------------- ---------------
(amounts  in millions of            Q3         Q3              Q2
 Euros, except per share
 data)                                              %               %
                                 2003       2002            2003
-------------------------- -------------------------- ---------------

Revenues                         43.3       86.0 -50%       47.5  -9%
Transaction costs                 7.5       10.8 -31%        7.3   3%
Net revenues                     35.8       75.2 -52%       40.2 -11%
Fixed personnel expenses         10.8       13.2            12.2
Bonus accruals                    2.9        9.3             2.7
Seat leases                       3.5        4.8             3.8
Information and
 communication expenses           1.4        1.2             1.4
Depreciation                      0.6        0.7             0.7
Amortization of intangible
 fixed assets                     1.5        2.2             1.5
General and administrative
 expenses                         2.9        5.3             3.8
Total operating expenses         23.6       36.7 -36%       26.1 -10%
Operating income                 12.2       38.5 -68%       14.1 -13%

Net interest income
 (expense)                       (2.7)      (3.7)           (2.8)
Gain on disposal of
 financial fixed assets             -          -               -

Income from ordinary
 activities before tax            9.5       34.8 -73%       11.3 -16%
Taxation                          1.4        9.3             1.9
Group income after
 taxation                         8.1       25.5 -68%        9.4 -14%
Minority interest                 2.6        8.3             2.5
Net income                        5.5       17.2 -68%        6.9 -20%
-------------------------- -------------------------- ---------------

-------------------------- -------------------------- ---------------
Net income from ordinary
 activities                       5.5       17.2 -68%        6.9 -20%
Dividends on financing
 preferred shares                 0.7        0.7             0.8
Net income from ordinary
 activities attributable
 to holders of common
 shares                           4.8       16.5 -71%        6.1 -21%
Cash earnings attributable
 to holders of common
 shares                           7.6       20.7 -63%        9.5 -20%
Average number of common
 shares outstanding 1)     37,685,279 38,406,226  -2% 37,748,417   0%
Diluted average number of
 common shares outstanding
 1)                        37,685,279 38,469,224  -2% 37,748,417   0%
Per share data:
Net income from ordinary      EUR 0.13   EUR 0.43        EUR 0.16
 activities per common
 share 1)                                        -70%            -21%
Diluted net income from       EUR 0.13   EUR 0.43        EUR 0.16
 ordinary activities per
 common share 1)                                 -70%            -21%
Cash earnings per share       EUR 0.20   EUR 0.54        EUR 0.25
 (Cash EPS)                                      -63%            -20%
Diluted Cash EPS              EUR 0.20   EUR 0.54-63%    EUR 0.25-20%
-------------------------- -------------------------- ---------------
1) (Diluted) average number of common shares outstanding and EPS figures for first quarter 2002 have been adjusted for stock dividends issued in April 2002.


                      Van der Moolen Holding N.V.
                        Consolidated Profit and
                             Loss Account
                        (Dutch GAAP, Unaudited)

----------------------------------------------------------------------
(amounts  in millions of          9 months       9 months
 Euros, except per share
 data)                                                               %
                                     2003           2002
----------------------------------------------------------------------

 Revenues                           139.2          250.2          -44%
Transaction costs                    22.4           32.3          -31%
 Net revenues                       116.8          217.9          -46%
Fixed personnel expenses             35.3           41.1
Bonus accruals                        9.4           27.2
Seat leases                          11.6           14.0
Information and
 communication expenses               4.1            4.8
Depreciation                          2.0            2.0
Amortization of intangible
 fixed assets                         4.5            6.3
General and administrative
 expenses                            11.3           16.9
 Total operating expenses            78.2          112.3          -30%
 Operating income                    38.6          105.6          -63%

Net interest income
 (expense)                           (8.3)         (11.3)
Gain on disposal of
 financial fixed assets               1.9              -

 Income from ordinary
  activities before tax              32.2           94.3          -66%
Taxation                              4.2           22.0
 Group income after
  taxation                           28.0           72.3          -61%
Minority interest                     7.7           20.5
 Net income                          20.3           51.8          -61%
----------------------------------------------------------------------

----------------------------------------------------------------------
Net income from ordinary
 activities                          20.3           51.8          -61%
Dividends on financing
 preferred shares                     2.2            2.1
Net income from ordinary
 activities attributable
 to holders of common
 shares                              18.1           49.7          -64%
Cash earnings attributable
 to holders of common
 shares                              27.7           60.9          -55%
Average number of common
 shares outstanding 1)         37,884,365     38,380,353           -1%
Diluted average number of
 common shares outstanding
 1)                            37,884,365     38,527,084           -2%
Per share data:
Net income from ordinary          EUR 0.48       EUR 1.29
 activities per common
 share 1)                                                         -63%
Diluted net income from           EUR 0.48       EUR 1.29
 ordinary activities per
 common share 1)                                                  -63%
Cash earnings per share           EUR 0.73       EUR 1.59
 (Cash EPS)                                                       -54%
Diluted Cash EPS                  EUR 0.73       EUR 1.58         -54%
----------------------------------------------------------------------
1) (Diluted) average number of common
 shares outstanding and EPS figures for
 first quarter 2002 have been adjusted for stock dividends issued in April 2002.





-------------------  ----------------- ----------- -------------------
Van der Moolen           Q3    Q3          Q2        9      9
 Holding N.V.                        %           %  months months    %
Revenue breakdown
 in millions of
 Euros                2003  2002        2003         2003   2002
-------------------  ----------------- ----------- -------------------
 VDM Specialists      33.1  70.0        34.7        105.8  206.8
Net gain on
 principal
 transactions         24.5  59.1  -59%  25.3   -3%   79.3  173.8  -54%
Commissions            6.8   8.5  -20%   7.1   -4%   20.9   25.6  -18%
Other                  1.8   2.4  -25%   2.3  -22%    5.6    7.4  -24%
 US Option Business    1.5  (0.7) 314%   2.0  -25%    3.7   (5.3) 170%
 European Trading      7.1  15.0  -53%   7.2   -1%   22.8   42.7  -47%
 Unallocated and
  Holding              1.6   1.7   -6%   3.6  -56%    6.9    6.0   15%
-------------------  ----------------- ----------- -------------------
Total revenues        43.3  86.0  -50%  47.5   -9%  139.2  250.2  -44%
-------------------  ----------------- ----------- -------------------

-------------------  ----------------- ----------- -------------------
Van der Moolen           Q3    Q3          Q2        9      9
 Holding N.V.                        %           %  months months    %
EBITA, millions of
 Euros                2003  2002        2003         2003   2002
-------------------  ----------------- ----------- -------------------
VDM Specialists       16.1  43.8  -63%  15.6    3%   49.6  129.2  -62%
US Option Business    (0.6) (3.6)  83%  (0.8)  25%   (3.9) (17.2)  77%
European Trading      (0.8)  2.5 -132%   0.8 -200%    0.4    5.6  -93%
Unallocated and
 Holding              (1.0) (2.0)  50%     -         (3.0)  (5.7)  47%
-------------------  ----------------- ----------- -------------------
Total EBITA           13.7  40.7  -66%  15.6  -12%   43.1  111.9  -61%
-------------------  ----------------- ----------- -------------------

-------------------  ----------------- ----------- -------------------
VDM Specialists          Q3    Q3          Q2        9      9
 (VDMS)                                             months months
Key figures (Dutch
 GAAP)                2003  2002        2003         2003   2002
-------------------  ----------------- ----------- -------------------
 VDM Specialists
  revenues ($
  million)            37.2  69.0        39.6        117.5  192.3
Net gain on
 principal
 transactions         27.4  58.1        28.9         87.9  161.6
Commissions            7.8   8.4         8.0         23.3   23.8
Other                  2.0   2.5         2.7          6.3    6.9
 Total value of
  trading on NYSE ($
  billion)           2,476 2,628       2,497        7,146  7,901
 Value of trading in
  VDMS assignments
  ($ billion)          277   271         289          804    781
VDMS market share
 in dollar value
 NYSE                 11.2% 10.3%       11.6%        11.3%   9.9%
 VDMS value of
  principal shares
  traded ($ billion)    77    94          80          232    271
Participation rate    27.7% 34.7%       27.7%        28.9%  34.7%
 VDMS net gain on
  principal
  transactions ($
  million)            27.4  58.1        28.9         87.9  161.6
Realization rate
 (basis points)        3.6   6.2         3.6          3.8    6.0
-------------------  ----------------- ----------- -------------------
Source: NYSE, Van
 der Moolen




                      Van der Moolen Holding N.V.
                      Consolidated Balance Sheet
                        (Dutch GAAP, unaudited)

----------------------------------------------------------------------
(amounts in millions of Euros)         September 30,     December 31,
                                                 2003             2002
----------------------------------------------------------------------
Assets
Fixed assets
Intangible fixed assets               142.7            163.2
Tangible fixed assets                   7.6              9.3
Financial fixed assets                101.2            121.6

                                    --------         --------
                                              251.5             294.1
Current assets
Long positions securities             493.7            457.0
Clearing organizations and
 professional parties                 446.4            398.1
Accrued income and other receivables    7.6             11.5
Cash and cash-equivalents             286.5            334.0

                                    --------         --------
                                            1,234.2           1,200.6
----------------------------------------------------------------------
Total assets                                1,485.7           1,494.7
----------------------------------------------------------------------

Shareholders' equity and liabilities
Shareholders' equity                  259.9            312.2
Minority interest                      54.5             62.0

                                    --------         --------
Group equity                                  314.4             374.2
Provisions
Deferred tax liabilities                8.3             10.3
Other provisions                        1.6              2.0

                                    --------         --------
                                                9.9              12.3
Long-term liabilities
Subordinated debt                     174.3            199.4
Long-term debt                          2.0              6.9

                                    --------         --------
                                              176.3             206.3
Short-term liabilities
Short positions securities            472.6            691.3
Clearing organizations and
 professional parties                 401.7            123.8
Short-term loans                       34.8              8.3
Advanced by clearing organizations     44.1             42.5
Accrued expenses and other
 liabilities                           31.9             36.0

                                    --------         --------
                                              985.1             901.9
----------------------------------------------------------------------
Total shareholders' equity and
 liabilities                                1,485.7           1,494.7
----------------------------------------------------------------------


----------------------------------------------------------------------
Guarantee capital                             488.7             573.6
----------------------------------------------------------------------




                      Van der Moolen Holding N.V.
                    Consolidated statement of cash
                      flow/ Movement schedule of
                          shareholders'equity
                        (Dutch GAAP, unaudited)

Consolidated statement of cash
 flow
---------------------------------   -----------------  ---------------
(Amounts in millions of Euros)          9 months          9 months
                                          2003              2002
Cash flow from operating
 activities
Net income                              20.3              51.8
Net gain on disposal of financial
 fixed assets                           (1.9)                -
Minority interest                        7.9              20.5
Depreciation and amortization of
 fixed assets                            6.5               8.3
Change deferred taxation                 4.1                 -
Change in provisions                    (0.4)              3.6
Change in working capital              (26.0)             89.2
                                             --------          -------
                                                10.5            173.4
Cash flow from investing
 activities
Investments in tangible fixed
 assets                                 (1.2)             (2.1)
Disposals of tangible fixed
 assets                                  0.2               0.8
Acquired group companies, less
 cash received                             -             (61.5)
Divestments and repayments of
 financial fixed assets                  3.0               0.6
                                             --------          -------
                                                 2.0            (62.2)
Cash flow from financing
 activities
Net change in subordinated debt
 and long-term liabilities              (4.9)             46.2
Net change of short-term loans          26.5             (37.5)
Issued shares                              -               1.9
Purchase of common shares               (7.4)                -
Dividend payment                       (29.5)            (21.9)
Net change in minority interest         (9.2)            (17.8)
Other movements                            -              (0.2)
                                             --------          -------
                                               (24.5)           (29.3)
Currency exchange differences on
cash and cash-equivalents, net
of amounts advanced by clearing
organizations                                  (37.1)           (39.7)

Change in cash and cash-equivalents,
 net of amounts advanced by clearing
 organizations                                 (49.1)            42.2

Cash and cash-equivalents, net of
 amounts advanced by clearing
 organizations at January 1,                   291.5            257.5
                                             --------          -------
Cash and cash-equivalents, net of amounts
 advanced by clearing organizations at
 September 30,                                 242.4            299.7
-----------------------------------------------------  ---------------
Movement in shareholders'equity
---------------------------------   -----------------  ---------------
(Amounts in millions of euros)          9 months          9 months
                                          2003              2002
Shareholders' equity at January 1              312.2            265.7
Exercise of options                        -               1.9
Cash dividend                          (27.3)            (19.8)
Currency exchange differences          (35.7)            (32.5)
Net income for the period January
 1 - September 30,                      20.3              51.8
Preferred dividend for the period
 January 1 - September 30               (2.2)             (2.1)
Purchase of common shares               (7.4)                -
Other                                      -              (0.2)
                                             --------          -------
                                               (52.3)            (0.9)
                                             --------          -------
Shareholders' equity at September
 30                                            259.9            264.8
---------------------------------   -----------------  ---------------




                            Van der Moolen
                             Holding N.V.
                            Net income and
                         shareholders' equity
                         (US GAAP, unaudited)

---------------------   --------------------------  -----------------
 (amounts  in               Q3         Q3               Q2
  millions of Euros)                             %                  %
                              2003       2002             2003
---------------------   --------------------------  -----------------
Net income in
 accordance with
 Dutch GAAP                    5.5       17.2 -68%         6.9   -20%
Adjustments to
 reported net income
Amortization of
 intangible fixed
 assets                       (0.4)      (0.6)            (0.4)
Pensions                         -          -                -
Stock options                 (1.3)      (1.4)            (1.3)
Other                         (1.1)      (0.6)             1.7
Taxation                      (0.8)      (2.1)            (1.8)

                        ----------------------      -----------

Net income in
 accordance with US
 GAAP                          1.9       12.5 -85%         5.1   -63%
Dividend on financing
 preferred shares             (0.7)      (0.7)            (0.8)
Net income in
 accordance with US
 GAAP attributable to
 common shares                 1.2       11.8 -90%         4.3   -72%
Average number of
 common shares
 outstanding            37,685,279 38,406,226       37,748,417
Diluted average
 number of common
 shares outstanding     37,685,279 38,469,224       37,748,417

---------------------
 (amounts in euros)

---------------------
Net income from ordinary
 activities per common
 share in accordance
 with Dutch GAAP              0.13       0.43 -70%        0.16   -21%
Basic earnings per
 common share in
 accordance with US
 GAAP                         0.03       0.31 -90%        0.11   -72%
Diluted net income from
 ordinary activities per
 common share in
 accordance with Dutch
 GAAP                         0.13       0.43 -70%        0.16   -21%
Diluted earnings per
 common share in
 accordance with US
 GAAP                         0.03       0.31 -90%        0.11   -72%
---------------------   --------------------------  -----------------

---------------------   --------------------------  -----------------
(amounts in millions        Q3         Q3               Q2
 of Euros)                                       %                  %
                              2003       2002             2003
---------------------   --------------------------  -----------------
Depreciation and
 amortization fixed
 assets in accordance
 with US GAAP

Depreciation                   0.6        0.7              0.7
Amortization of
 intangible fixed
 assets                        1.7        2.4              1.7

                        ----------------------      -----------
Total depreciation
 and amortization
 fixed assets in
 accordance with US
 GAAP                          2.3        3.1 -26%         2.4    -4%
---------------------   --------------------------  -----------------

--------------------------------------------------
(amounts in millions     Sept. 30,  Dec. 31,
 of Euros )
                              2003       2002
--------------------------------------------------

Shareholders' equity
 in accordance with
 Dutch GAAP                  259.9      312.2

Adjustments to
 reported
 shareholders' equity
Goodwill and
 specialist
 assignments                 201.3      219.2
Pensions                       7.9        7.9
Taxation                     (21.7)     (17.5)
Other                          1.1        1.5
--------------------------------------------------
Shareholders' equity
 in accordance with
 US GAAP                     448.5      523.3
--------------------------------------------------


                      Van der Moolen Holding N.V.
                            Net income and
                         shareholders' equity
                         (US GAAP, unaudited)

-------------------------  -------------------------------------------
 (amounts  in millions of        9 months           9 months
  Euros)                                                             %
                                          2003              2002
-------------------------  -------------------------------------------
Net income in accordance
 with Dutch GAAP                          20.3              51.8  -61%
Adjustments to reported
 net income
Amortization of
 intangible fixed assets                  (1.2)             (1.8)
Pensions                                     -               0.4
Stock options                             (3.9)             (4.2)
Other                                     (0.4)             (1.1)
Taxation                                  (3.8)             (6.9)

                           --------------------------------------

Net income in accordance
 with US GAAP                             11.0              38.2  -71%
Dividend on financing
 preferred shares                         (2.2)             (2.1)
Net income in accordance
 with US GAAP
 attributable to common
 shares                                    8.8              36.1  -76%
Average number of common
 shares outstanding                 37,884,365        38,380,353
Diluted average number of
 common shares
 outstanding                        37,884,365        38,527,084

-------------------------
 (amounts in euros)

-------------------------
Net income from ordinary
 activities per common
 share in accordance with
 Dutch GAAP                               0.48              1.29  -63%
Basic earnings per common
 share in accordance with
 US GAAP                                  0.23              0.94  -75%
Diluted net income from
 ordinary activities per
 common share in accordance
 with Dutch GAAP                          0.48              1.29  -63%
Diluted earnings per
 common share in
 accordance with US GAAP                  0.23              0.94  -75%
-------------------------  -------------------------------------------

-------------------------  -------------------------------------------
(amounts in millions of          9 months           9 months
 Euros)                                                              %
                                          2003              2002
-------------------------  -------------------------------------------
Depreciation and
 amortization fixed
 assets in accordance
 with US GAAP

Depreciation                               2.0               2.0
Amortization of
 intangible fixed assets                   5.1               6.9

                           --------------------------------------
Total depreciation and
 amortization fixed
 assets in accordance
 with US GAAP                              7.1               8.9  -20%
-------------------------  -------------------------------------------

    Van der Moolen trades on the leading US and European equity, option and fixed income exchanges. The group trades in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of more than 10% of transaction volume for which it acts as specialist. Van der Moolen's traders worldwide execute an average of 75,000 trades a day. Turnover and price volatility are the most important factors influencing its results.
    Van der Moolen's shares are listed on Euronext Amsterdam (VDMN.AS). American Depositary Receipts (ADRs) representing Van der Moolen shares are listed on the NYSE (VDM).

    Disclaimer:

    Certain statements contained in this press release constitute "forward-looking statements". These statements, which contain the words "anticipate", "believe", "intend", "estimate", "expect", "hope", and words of similar meaning, reflect management's beliefs and expectations and are subject to risks and uncertainties that may cause actual results to differ materially. As a result, readers are cautioned not to place undue reliance on such forward-looking statements, and are referred to the documents filed by the Company with the US Securities and Exchange Commission, specifically the Company's most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ, including the outcome of the NYSE inquiry and related civil litigation in U.S. courts against Van der Moolen Holding, Van der Moolen Specialists USA, and the members of the Management Board of the Holding. The Company disclaims any obligation to update its view of such risks and uncertainties or to publicly announce the result of any revisions to the forward-looking statements made herein, except where it would be required to do so under applicable law.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     VAN DER MOOLEN HOLDING N.V.

         Date: November 7, 2003      By: /s/ Friedrich M.J. Bottcher
                                         ---------------------------
                                     name: Friedrich M.J. Bottcher
                                     title: Chairman of the Executive Board

                                     By: /s/ Frank F. Dorjee
                                         ---------------------------
                                     name: Frank F. Dorjee
                                     title: Chief Financial Officer
                                        Member of the Executive Board

                                     By: /s/ James P. Cleaver, Jr.
                                         ----------------------------
                                     name : James P. Cleaver, Jr.
                                     title: Member of the Executive Board

                                     By: /s/ Casper F. Rondeltap
                                         ----------------------------
                                     name : Casper F. Rondeltap
                                     title: Member of the Executive Board